Exhibit 99.(a)(5)(i)

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This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction's laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Fund (as defined below) by one or more registered brokers or dealers licensed under that jurisdiction's laws.

                 ALLIANCE WORLD DOLLAR GOVERNMENT FUND II, INC.
                           1345 Avenue of the Americas
                            New York, New York 10105

             Notice of Offer to Purchase for Cash 11,677,555 of Its
   Issued and Outstanding Shares of Common Stock at Net Asset Value Per Share

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                     THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT
        EASTERN TIME ON NOVEMBER 14, 2003, UNLESS THE OFFER IS EXTENDED.
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     Alliance World Dollar Government Fund II, Inc., a Maryland corporation (the
"Fund"), is offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 2003 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") 11,677,555 of its issued and outstanding shares of Common Stock, par value $0.01 per share ("Shares") at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange (the "NYSE") on November 17, 2003, or, if the Offer is extended by the Board of Directors of the Fund, on the date after the date to which the Offer is extended. The Offer will expire at 12:00 Midnight Eastern Time on November 14, 2003, unless extended. An extension would be communicated by issuance of a press release or other public announcement. The NAV as of the close of the regular trading session of the NYSE on October 16, 2003 was $13.03 per Share. The purpose of the Offer is to fulfill an undertaking made by the Fund in connection with the initial public offering of Shares. The Offer is not conditioned upon stockholders tendering in the aggregate any minimum number of Shares.

    If more than 11,677,555 Shares are duly tendered prior to the expiration of the Offer, including any extension (and not timely withdrawn), unless the Fund determines not to purchase any Shares, the Fund will purchase 11,677,555 Shares on a pro rata basis (disregarding fractions) in accordance with the number of Shares tendered by or on behalf of each stockholder during the period the Offer is open (and not timely withdrawn). The Fund does not contemplate extending the Offer and increasing the number of Shares covered thereby by reason of more than 11,677,555 Shares having been tendered. The acceptance of tendered Shares for payment and purchase will be by action of the Fund's Board of Directors with notice thereof to the Depositary. The Fund will deposit the aggregate purchase price with the Depositary, which will make payment to stockholders in accordance with the Offer. For taxable stockholders, the sale of Shares pursuant to the Offer will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local and foreign tax laws.

    Stockholders may tender Shares registered in their names only by completing a Letter of Transmittal and submitting it and any other documents required by the Letter of Transmittal in proper form to the Depositary at the appropriate address set forth in the Offer before the Offer expires, including any extension. Stockholders whose Shares are held by a broker, dealer, commercial bank, trust company or other nominee (e.g., in "street name") can only tender their Shares by directing that firm to properly complete, compile and deliver the necessary documents on a timely basis to the Depositary. Shares tendered pursuant to the Offer may be withdrawn by written or facsimile notice received by the Depositary at the appropriate address at any time prior to 5:00 p.m. Eastern Time on November 18, 2003 (or, if the Offer is extended, prior to that time on the second day on which the NYSE is open for trading after the new expiration date), and, if Shares tendered have not been accepted for payment by the Fund, the Shares may also be withdrawn at any time after December 12, 2003. The notice is to specify the name of the stockholder who tendered the Shares, the number of Shares being withdrawn (which must be all of the Shares tendered) and, as regards Share certificates which represent tendered Shares that have been delivered or otherwise identified to the Depositary, the name of the registered owner(s) of such Shares if different than the person who tendered the Shares.

    The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

    Each stockholder tendering Shares is required to submit a check in the amount of $25.00 payable to EquiServe Trust Company, N.A. which will help defray the cost associated with effecting the Offer.

    Requests for copies of the Offer to Purchase, the related Letter of Transmittal and any other tender offer documents should be directed to the Distribution Agent at the Distribution Agent's address or telephone number below between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays). Copies of these documents will be furnished promptly to stockholders upon request at no expense to them. Stockholders who do not own Shares directly may also obtain such documents from the broker, dealer, commercial bank, trust company or other nominee that holds their Shares. Questions and requests for assistance and for current NAV quotations may be directed to the Depositary at the Depositary's address and telephone number below, also between the hours of 9:00 a.m. and 5:00 p.m. Eastern Time, Monday through Friday (except holidays).

        Distribution Agent:                             Depositary:
Georgeson Shareholder Communications, Inc.        EquiServe Trust Company, N.A.
          17 State Street                           Attn: Corporate Actions
     New York, NY 10004                                 P.O. Box 43025
        Attn: Sean Butcher                          Providence, RI 02940-3025
   Telephone Number: (212) 806-8564             Telephone Number: (800) 219-4218

October 20, 2003

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